SCHEDULE 13G

Amendment No. 6
Chesapeake Energy Corporation
Common Stock
Cusip #165167107


Cusip #165167107
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	6,678,058
Item 6:	0
Item 7:	81,146,427
Item 8:	0
Item 9:	81,146,427
Item 11:	13.336%
Item 12:	    HC


Cusip #165167107
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	81,146,427
Item 8:	0
Item 9:	81,146,427
Item 11:	13.336%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



Item 1(a).	Name of Issuer:

		Chesapeake Energy Corporation

Item 1(b).	Name of Issuer's Principal Executive Offices:

		6100 North Western Avenue
		Oklahoma City, OK  73118


Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		165167107

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	81,146,427

	(b)	Percent of Class:	13.336%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	6,678,058

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	81,146,427

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Chesapeake Energy
Corporation. No one person's interest in the Common Stock of Chesapeake Energy Corporation is more than five percent of the total outstanding Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2009
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 74,857,737 shares or 12.302% of the Common Stock outstanding of Chesapeake
Energy Corporation ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of Common Stock of Chesapeake Energy Corporation owned by the investment companies at December
31, 2008 included 383,156 shares of Common Stock resulting from the assumed conversion of 149,600 shares of CHESAPEAKE ENER 5% CV PFD (2.5612 shares of
Common Stock for each share of Convertible Preferred
Stock). The number of shares of Common Stock of Chesapeake Energy Corporation owned by the investment companies at December 31, 2008 included 558,952 shares of Common Stock resulting from the assumed conversion of 246,800 shares of CHESAPEAKE ENERGY 4.5% CV PFD
(2.2648 shares of Common Stock for each share of Convertible Preferred Stock). The number of shares of Common Stock of Chesapeake Energy Corporation owned by the investment companies at December 31, 2008 included
970,310 shares of Common Stock resulting from the assumed conversion of $37,885,000 principal amount of CHESAPEAKE CV 2.75% 11/15/35 (25.612 shares of
Common Stock for each $1,000 principal amount of debenture). The number of shares of Common Stock of Chesapeake Energy Corporation owned by the investment companies at December 31, 2008 included 4,584,110 shares of Common Stock resulting from the assumed conversion of $236,410,000 principal amount of CHESAPEAKE ENRG CV
2.5% 5/37 (19.3905 shares of Common Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 74,857,737 shares owned by the Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

	Neither FMR LLC nor Edward C. Johnson 3d,
Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Strategic Advisers, Inc., 82 Devonshire Street, Boston,
MA 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. As such, FMR LLC's beneficial ownership includes 4,312 shares, or 0.001%, of the Common Stock stock outstanding of Chesapeake Energy
Corporation, beneficially owned through Strategic Advisers, Inc.

	Pyramis Global Advisors, LLC ("PGALLC"), 900
Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 420,074 shares or 0.069% of the outstanding Common Stock of Chesapeake Energy Corporation as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares.
The number of shares of Common Stock of Chesapeake
Energy Corporation owned by the institutional account(s) at December 31, 2008 included 79,268 shares of Common Stock resulting from the assumed conversion of 35,000 shares of CHESAPEAKE ENERGY 4.5% CV PFD (2.2648 shares of
Common Stock for each share of Convertible Preferred
Stock). The number of shares of Common Stock of Chesapeake Energy Corporation owned by the institutional account(s) at December 31, 2008 included 89,617 shares of Common Stock resulting from the assumed conversion of $3,499,000 principal amount of CHESAPEAKE CV 2.75%
11/15/35 (25.612 shares of Common Stock for each $1,000 principal amount of debenture). The number of shares of Common Stock of Chesapeake Energy Corporation owned by the institutional account(s) at December 31, 2008 included 75,894 shares of Common Stock resulting from the assumed conversion of $3,914,000 principal amount of CHESAPEAKE
ENRG CV 2.5% 5/37 (19.3905 shares of Common Stock for each $1,000 principal amount of debenture). The number of shares of Common Stock of Chesapeake Energy Corporation owned by the institutional account(s) at December 31, 2008 included 56,025 shares of Common Stock resulting from the assumed conversion of $4,812,000 principal amount of CHESAPEAKE ENERCONV 2.25 12/38 (11.6428 shares of
Common Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 420,074 shares and sole power to vote or to direct the voting of 420,074 shares of Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.

	Pyramis Global Advisors Trust Company ("PGATC"),
900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 1,812,311 shares or 0.298% of the outstanding Common Stock of the Chesapeake Energy
Corporation as a result of its serving as investment manager of institutional accounts owning such shares. The number of shares of Common Stock of Chesapeake Energy Corporation owned by the institutional account(s) at December 31, 2008 included 31,887 shares of Common Stock resulting from the assumed conversion of $1,245,000 principal amount of CHESAPEAKE CV 2.75% 11/15/35 (25.612 shares of
Common Stock for each $1,000 principal amount of debenture). The number of shares of Common Stock of Chesapeake Energy Corporation owned by the institutional account(s) at December 31, 2008 included 437,449 shares of Common Stock resulting from the assumed conversion of $22,560,000 principal amount of CHESAPEAKE ENRG CV
2.5% 5/37 (19.3905 shares of Common Stock for each $1,000 principal amount of debenture). The number of shares of Common Stock of Chesapeake Energy Corporation owned by the institutional account(s) at December 31, 2008 included 4,424 shares of Common Stock resulting from the assumed conversion of $380,000 principal amount of CHESAPEAKE
ENERCONV 2.25 12/38 (11.6428 shares of Common Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 1,812,311 shares and sole power to vote or to direct the voting of 1,729,298 shares of Common
Stock owned by the institutional accounts managed by PGATC as reported above.

	FIL Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under section 240.13d-1(b)(1) pursuant to an SEC No-Action letter dated October 5, 2000, is the beneficial owner of 4,051,993 shares or 0.666% of the Common Stock outstanding of the Company. The number of shares of Common Stock of Chesapeake Energy Corporation owned by the institutional account(s) at December 31, 2008 included 211,079 shares of Common Stock resulting from the assumed conversion of 93,200 shares of CHESAPEAKE ENERGY 4.5% CV PFD
(2.2648 shares of Common Stock for each share of Convertible Preferred Stock). The number of shares of Common Stock of Chesapeake Energy Corporation owned by the institutional account(s) at December 31, 2008 included 44,986 shares of Common Stock resulting from the assumed conversion of $2,320,000 principal amount of CHESAPEAKE
ENRG CV 2.5% 5/37 (19.3905 shares of Common Stock for each $1,000 principal amount of debenture).

	Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 47% of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals.

	FMR LLC and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR
LLC is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR LLC and FIL on a joint basis.

	FIL has sole dispositive power over 4,051,993 shares owned by the International Funds. FIL has sole power to vote or direct the voting of 4,016,078 shares and no power to vote or direct the voting of 35,915 shares of Common Stock held by the International Funds as reported above.


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 12, 2009, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of Chesapeake Energy Corporation at
December 31, 2008.

	FMR LLC

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of FMR LLC and its direct
and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d

	Fidelity Management & Research Company

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Senior V.P. and General Counsel